Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors SIAM Report - November 2018

Mumbai, December 4, 2018: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the report on production, domestic sales and exports of the Company which will be released to the Society of Indian Automobile Manufacturers (SIAM), the content of which is self-explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic Sales & Export for November 2018

Category	Vehicle Model	Production		Domestic Sales		Exports
		NOV 2017	NOV 2018	NOV 2017	NOV 2018	NOV 2017	NOV 2018
Micro	NANO	135	66	121	77	24	0
Compact	INDICA,INDICA VISTA, INDIGO CS, ZEST,BOLT, TIAGO, TIGOR	11995	9909	11435	11334	111	51
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	0	0	17	0
UV1	SUMO, NEXON	4885	3438	4620	4627	42	78
UV2	SAFARI, SUMO GRANDE, MOVUS	501	327	217	457	30	4
UV3	ARIA, HEXA	1394	255	764	487	3	2
V1	MAGIC EXPRESS	0	390	0	572	0	0
V2	ACE MAGIC, MAGIC IRIS	457	543	1675	672	43	58
N1- A1	ACE, ACE EX, ACE Zip	10541	12618	10265	12726	1351	224
N1- A2	Super ACE, TATA207, XENON, Winger DV	5190	3367	4685	3479	651	614
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	129	318	116	436	0	13
M2- A2	Winger 14 seats, SFC407, CityRide	345	205	203	152	67	24
N2- A1	SFC407, LPT407	891	736	1809	1520	237	153
N2- A2	SFC709, LPT709	1118	1309	418	418	124	75

Category	Vehicle Model	Production		Domestic Sales		Exports
		NOV 2017	NOV 2018	NOV 2017	NOV 2018	NOV 2017	NOV 2018
N2- A3	LPT9109	622	763	751	1108	191	289
N2- A4	LPT1109	632	479	1006	1025	182	312
M3- A2	LP709, SFC410, LP410	581	509	572	468	170	181
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	111	357	343	270	120	179
M3- C2	LPO1512, LPO1612, Starbus, Divo	344	792	613	849	271	319
N3- A1	LPT1613, LPK1616, SK1613	2124	4649	1375	1542	991	1274
N3- B1(a)	LPT2518, LPK2518	2374	3810	3279	3517	248	530
N3- B1(b)	LPT3118	5710	4692	5279	3390	1	73
N3- B2(b)	LPS3518. LPS3015, LPS3516	407	110	230	134	24	7
N3- B2(d)	LPS4018, LPS4023	1184	778	1160	838	27	70
N3- B2(e)	LPS4928	1543	317	1528	372	2	74

Note : The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.